MALA NOCHE RESOURCES CORP.
Suite 1500, 885 West Georgia Street
Vancouver, British Columbia V6C 3E8
Telephone: (604) 895-7450 Fax: (604) 639-2148

June 4, 2010

Re: Annual and Special Meeting of the Shareholders of Mala Noche Resources Corp. to be held on June 28, 2010 (the “Meeting”)

I, David Blaiklock Chief Financial Officer of Mala Noche Resources Corp. (the “Company”), hereby certify that:

(a)

arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the “Instrument”), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)	arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a); and

(c)	the Company is relying on section 2.20 of the Instrument to abridge the time prescribed in subsections 2.1(b), 2.2(1) and 2.5(1) of the Instrument.

“David Blaiklock”
David Blaiklock
C.F.O.